Direct Line: (212) 859-8735

Fax: (212) 859-4000

michael.levitt@friedfrank.com

March 6, 2012

Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MRC Global Inc.

Registration Statement on Form S-1

Filed January 12, 2012

File No. 333-178980

Dear Ms. Long:

This letter sets forth the response of MRC Global Inc. (the “Corporation” or “MRC Global”) to the comment letter, dated February 8, 2012, of the staff of the Division of Corporation Finance (the “Staff”) with respect to MRC Global’s Registration Statement on Form S-1 filed on January 12, 2012 (the “Registration Statement”). This letter is being filed with Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes.

General

1.	We note that you have omitted the names of the underwriters. Please include the names of the lead underwriters in your next amendment, or we will defer our review of the registration statement. We will proceed with our review only when the lead underwriters are named in an amendment to the registration statement.

Response:

The Amended Registration Statement has been revised to reflect the names of the lead underwriters. See the prospectus cover page in the Amended Registration Statement.

2.	We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:

The Company acknowledges the Staff’s comment. The Company will include a price range and related information as soon as it is available.

3.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response:

The Company acknowledges the Staff’s comment. The Company will not circulate copies of the registration statement or the preliminary prospectus until the Company includes an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range and all other information, except information the Company may exclude in reliance upon Rule 430A.

4.	Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:

The Company acknowledges the Staff’s comment. The Company will arrange to have FINRA call the Staff or provide a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5.	We note that you provide market and industry data throughout the registration statement. Please provide us with copies of the reports citing the market data you provide. Specifically, please provide us with the information attributed to:

•	the Department of Energy on page 11,

•	the EIA on pages 11, 92, 98, and 99,

•	the Canadian Association of Petroleum Producers and Energy Resources Conservation Board on page 12,

•	Commodity Systems Inc. on pages 97 and 104,

•	the INGAA on page 102,

•	the Wall Street Journal on page 103, and

•	BP Statistical Review and Industrial Info Resources on page 104.

Additionally, please confirm to us whether this market data represents the most recently available data and therefore, remain reliable. Please also tell us whether you funded or were otherwise affiliated with any of the sources that you cite.

Response:

Please see Exhibit A to this letter for the Company’s response to this comment, which has been submitted to the Staff on a supplemental basis. The Company hereby requests confidential treatment with respect to Exhibit A puruant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

6.	We note the disclosure that information on your web site and those of the underwriters are not incorporated by reference into this prospectus. Disclose whether you are attempting to incorporate the information on the other external web sites you mention into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33– 7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus, available at http://www.sec.gov/rules/interp/34-42728.htm#P168_27531.

Response:

The Company respectfully advises the Staff that it is not attempting to incorporate the information on any external web sites into the Amended Registration Statement. The Company has clarified this on page 13 of the Amended Registration Statement.

Prospectus Summary page 1

7.	Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the Business section of the prospectus. Please refer to Item 503 of Regulation S-K and Release No. 33-7497.

Response:

The Company has revised pages 1-12 of the Amended Registration Statement in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 41

8.	We note your references to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We further note that you claim the protection of the safe harbor for forward-looking statements. Please explain to us the applicability of these sections in light of the fact that they apply to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, and disclose the number of record holders.

Response:

The Company has deleted the references to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, on page 40 of the Amended Registration Statement. The Company currently has 83 record holders.

Management’s Discussion and Analysis . . . , page 52

Results of Operations for the nine months ended September 30, 2011 and 2010, page 56

Adjusted EBITDA, page 59

9.	Note (2) on page 20 states that your ABL Credit Facility uses a measure substantially similar to Adjusted EBITDA. You present Adjusted EBITDA because it is an important factor in determining the interest rate and commitment fee under your ABL Credit Facility. On page 60, you disclose that Adjusted EBITDA is an important measure under the indenture governing your Notes. Note (2) on page 60 states that for purposes of computing Adjusted EBITDA, you added back the increase in your LIFO reserve for all periods presented though this amount would not be added back for similar calculations computed for purposes of the indenture governing your Notes. In this regard, please address the following in your disclosures:

•

Please clarify what the differences are between your Adjusted EBITDA measure and Adjusted EBITDA as determined under the ABL Credit facility, including if it is the same as the differences between your measure and Adjusted EBITDA as determined under the indenture governing your Notes;

•

It is not clear why your disclosures on page 20 and 60 do not refer to both debt agreements. Currently your disclosures on page 20 only refer to the ABL Credit Facility whereas your disclosures on page 60 only refer to the indenture governing your Notes. Please clarify; and

•

The LIFO adjustment appears to represent a significant percentage of Adjusted EBITDA. For example, the LIFO adjustment represented approximately 18% of total Adjusted EBITDA for the nine months ended September 30, 2011 and 33% of total Adjusted EBITDA for the year ended

December 31, 2010. In light of these significant differences between your measure and the measure as determined by the indenture governing your Notes, please better explain why you believe your measure of Adjusted EBITDA provides more useful information to investors. Your disclosures indicate that one of the primary reasons you present Adjusted EBITDA is because of the indenture. Please clarify why this is one of the primary reasons for presenting your Adjusted EBITDA measure given the significant differences between how the measures are determined.

Response:

The Company has revised the disclosure regarding Adjusted EBITDA on pages 19, 59-60 and 64 of the Amended Registration Statement. Specifically, language suggesting that Adjusted EBITDA, as determined under the Company’s ABL Credit Facility, is different than Adjusted EBITDA, as presented in the Amended Registration Statement, has been eliminated. The computation of Adjusted EBITDA in the ABL Credit Facility and in the Amended Registration Statement is identical.

The Company respectfully advises the Staff that the indenture governing the Company’s Notes includes a definition of Consolidated Cash Flow which is consistent with the computation of Adjusted EBITDA in the Amended Registration Statement except for the change in the LIFO reserve which would not be an adjustment in determining Consolidated Cash Flow. While the Company believes that Adjusted EBITDA may be a useful measure for holders of the Company’s Notes based on the similarities of these definitions, the Company acknowledges that reference to the indenture may be confusing in this context. Accordingly, reference to the indenture governing the Notes in the disclosures regarding Adjusted EBITDA has been eliminated.

Legal Proceedings, page 114

10.	In the action brought against the company on July 30, 2010 in Delaware Chancery Court, we note your disclosure regarding the motions for summary judgment filed on October 21, 2011. Please disclose the current status of these motions and this action.

Response:

The Company has revised pages 75-76 of the Amended Registration Statement to reflect the requested disclosure.

11.	Please disclose the date on which PolyPipe, Inc. filed a petition in the District Court in Cooke County, Texas against McJunkin Red Man Corporation and NiSource, Inc. Refer to Item 103 of Regulation S-K.

Response:

The Company has revised page 75 of the Amended Registration Statement to reflect the requested disclosure.

Management, page 116

Board of Directors, page 121

12.	Given Mr. Best’s and Mr. Boylan’s relationship with PVF Holdings, please tell us how you determined that they qualify as independent directors. Specifically, please explain how the board determined that these directors do not have a material relationship with the company.

Response:

The Company respectfully advises the Staff that Mr. Best and Mr. Boylan are no longer directors of PVF Holdings. Accordingly, the Company and the board believe that these directors do not have a material relationship with the Company.

Executive Compensation, page 123

Compensation Discussion and Analysis, page 123

Components of Executive Compensation, page 127

Short-term Incentive Compensation, page 127

13.	On page 128, we note your disclosure of the 2011 EBITDA and RONA performance goals. We further note your statements that these goals were exceeded and that the amount payable in respect of these two metrics was the maximum award payable. Please disclose your actual EBITDA and RONA results.

Response:

The Company has revised the Amended Registration Statement to reflect the actual EBITDA and RONA results. See page 123 of the Amended Registration Statement.

Stock Options and Restricted Stock, page 131

14.	We note that during 2011, you granted restricted shares of your common stock to Mr. Lane and stock options to Messrs. Churay, Lane, Ittner, and Underhill. For each of these named executive officers, please disclose the amount awarded as well as how the compensation committee determined the amount to be awarded to each of the officers.

Response:

The Amended Registration Statement has been revised to reflect the number of restricted shares and stock options awarded and how the compensation committee determined the amounts to be awarded to each of the officers. See pages 126-128 of the Amended Registration Statement.

Underwriting, page 173

15.	Please disclose the circumstances under which the underwriters would waive the lock-up period.

Response:

The Company respectfully advises the Staff that it has been advised by the underwriters that they do not currently anticipate waiving the lock-up period. The underwriters have further advised the Company that the underwriters cannot currently speculate as to the circumstances which would lead them to waive the lock-up period.

Financial Statements

Audited Financial Statements

Notes to the Financial Statements, page F-6

General

16.	Please provide us with an analysis of all equity issuances since January 1, 2011 as well as any planned equity issuances. Please tell us the following for each transaction:

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

¡	Indicate whether the fair value was contemporaneous or retrospective.

¡	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Response:

Please see Exhibit B to this letter for the Company’s response to this comment, which has been submitted to the Staff on a supplemental basis. The Company hereby requests confidential treatment with respect to Exhibit B puruant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

Note 7 – Long Term Debt, page F-17

17.	Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. In this regard, we note that you amended your Midfield Revolving Credit Facility and Midfield Term Loan Facility to defer compliance with a leverage ratio covenant as well as to modify the calculation of a fixed charge covenant ratio under the Midfield Revolving Credit Facility and to defer compliance of the fixed charge covenant ratio under the Midfield Term Loan Facility. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

The Company advises the Staff that the Midfield Revolving Credit Facility and Midfield Term Loan Facility were repaid in full and terminated in June 2011 and replaced with a North American asset-based loan (ABL) credit facility which does not contain financial maintenance covenants which require regular compliance. No additional amendments or waivers of the Midfield Revolving Credit Facility or Midfield Term Loan Facility were required prior to the June 2011 refinancing.

The Company also advises the Staff that, as of December 31, 2011, there were no material debt covenants which it was reasonably likely that the Company would not be able to satisfy.

Midfield Revolving Credit Facility and Midfield Term Loan Facility, page F-21

18.	At December 31, 2010, you were in compliance with the covenants under the Midfield Revolving Credit Facility and Midfield Term Loan Facility, as amended. Please clarify whether any amendments or waivers were required to be received subsequent to September 2010 in order to remain in compliance with the covenants. Please discuss the potential impact on your liquidity and capital resources if you do not comply with these covenants and are unable to obtain a waiver of compliance or further defer compliance in the future. Specifically, you should state whether noncompliance with any covenants could lead to the acceleration of payments due under any of your debt arrangements.

Response:

The Company advises the Staff that the Midfield Revolving Credit Facility and Midfield Term Loan Facility were repaid in full and terminated in June 2011 and replaced with a North American asset-based loan (ABL) credit facility which does not contain financial maintenance covenants which require regular compliance. No additional amendments or waivers of the Midfield Revolving Credit Facility or Midfield Term Loan Facility were required prior to the June 2011 refinancing.

Note 13 – Segment, Geographic and Product Line Information, page F-37

19.	The product sales information disclosed on page three appears to be more detailed than the product sales information currently provided in your segment note pursuant to ASC 280-10-50-40. Please revise your segment footnote to provide more detailed product sales information in a similar manner to page three.

Response:

The Company has revised the segment footnote on page F-35 to provide the same product sales information included in the chart on page 3 of the Amended Registration Statement.

Note 15 – Commitments and Contingencies, page F-40

Litigation, page F-40

20.	In regards to your non-asbestos related legal contingencies, please clarify whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20- 50.

Response:

With respect to the Polypipe proceedings, the Company has revised its disclosure on page F-39 in the Amended Registration Statement to provide additional information. The Company believes that the ultimate outcome of this matter will not be material.

21.	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis.

Response:

The Company refers the Staff to its response to comment 20.

Unaudited Financial Statements

General

22.	Please address the above comments, as applicable.

Response:

The Amended Registration Statement has been updated to include the audited financial statements for the year ended December 31, 2011 and does not include unaudited financial statements.

Notes to the Financial Statements, page F-51

Note 2. Transactions, page F-53

23.	Please provide the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for your business combinations, including the acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration per ASC 805-30-50-1(b). Given that seven months have passed since your acquisition of Stainless Pipe and Fittings Australia Pty. Ltd., please help us understand why you are unable to arrive at preliminary estimates of the fair values of certain tangible and intangible assets acquired or liabilities assumed as well as when you intend to be able to provide these estimates. Please also advise how the business combination is reflected in your balance sheet as of September 30, 2011.

Response:

The disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 have been included on page F-12 and F-13 of the Amended Registration Statement. The Company’s balance sheet as of September 30, 2011 reflected preliminary estimates of the fair values of all assets and liabilities acquired, but valuation procedures relating to a limited number of those assets and liabilities were still being finalized at that time. As of December 31, 2011, all such procedures were completed. The Company’s balance sheet as of December 31, 2011 did not contain any material changes to the balances preliminarily reflected in the balance sheet as of September 30, 2011.

Exhibits and Financial Statement Schedules, page II-2

24.	We encourage you to file all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Response:

The Company has filed all exhibits with the Amended Registration Statement, including Fried Frank’s legal opinion, the form of charter and bylaws and the form of underwriting agreement.

25.	Please file the ABL Credit Facility as an exhibit to the registration statement.

Response:

The Company has filed the ABL Credit Facility as Exhibit 10.1 to the Amended Registration Statement.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt, Esq.

Michael A. Levitt, Esq.

cc:	Andrew R. Lane (MRC Global Inc.)

Daniel J. Churay, Esq. (MRC Global Inc.)

Rufus Decker (Securities & Exchange Commission)

Nudrat Salik (Securities & Exchange Commission)

Craig Slivka (Securities & Exchange Commission)

Jessica Dickerson (Securities & Exchange Commission)

Richard A. Drucker, Esq. (Davis Polk & Wardwell LLP)